UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 4)

                       Acceptance Insurance Companies Inc.
                     --------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.40 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    004308102
                                 --------------
                                 (CUSIP Number)

                                December 23, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                           -----------------
CUSIP No.  004308102                   13G                     Page 2 of 9 Pages
--------------------                                           -----------------
--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bedford Oak Partners, L.P.   06-1504646
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
        3  SEC USE ONLY

--------------------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                         5 SOLE VOTING POWER

                            0
                         -------------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY            -------------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH              -------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

           N/A
--------------------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0%
--------------------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                           -----------------
CUSIP No.  004308102                   13G                     Page 3 of 9 Pages
--------------------                                           -----------------
--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bedford Oak Advisors, LLC  13-4007124
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
        3  SEC USE ONLY

--------------------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                         -------------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,900,000
     OWNED BY            -------------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH              -------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,900,000
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,900,000
--------------------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

           N/A
--------------------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           13.4%
--------------------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                           -----------------
CUSIP No.  004308102                   13G                     Page 4 of 9 Pages
--------------------                                           -----------------
--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Harvey P. Eisen
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
        3  SEC USE ONLY

--------------------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                         -------------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,900,000
     OWNED BY            -------------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH              -------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,900,000
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,900,000
--------------------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

           N/A
--------------------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           13.4%
--------------------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 4 on Schedule 13G (this "Amendment No. 4") amends, supplements and restates the Schedule 13G which was filed on January 4, 2001, as previously amended by Amendment No. 1, which was filed on February 12, 2002, Amendment No. 2, which was filed on December 9, 2002, and Amendment No. 3, which was filed on February 11, 2003, with respect to the Common Stock (as defined in Item 2(d) below) of Acceptance Insurance Companies Inc. (the "Schedule 13G").

ITEM 1(a): NAME OF ISSUER:

     Acceptance Insurance Companies Inc. (the "Company").

ITEM 1(b): ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     300 West Broadway, Suite 1600
     Council Bluffs, Iowa 51503

ITEMS 2(a) and 2(b): NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS
OFFICE:

     This statement is filed by and on behalf of (i) Bedford Oak Partners, L.P. ("BOP"), (ii) Bedford Oak Advisors, LLC (the "Investment Manager"), in its capacity as investment manager of BOP and certain other investment funds (the "Other Funds"), and (iii) Harvey Eisen, in his capacity as managing member of the Investment Manager. The principal business address of each reporting person is 100 South Bedford Road, Mt. Kisco, New York, 10549.

     1,900,000 shares of Common Stock which are the subject of this statement were held, prior to the date hereof, by BOP and are now held directly by the Other Funds in varying amounts constituting, in each case, less than 5% of the issued and outstanding shares of the Company.

ITEM 2(c): CITIZENSHIP:

     BOP is a Delaware limited partnership.
     The Investment Manager is a Delaware limited liability company. Mr. Eisen is a United States citizen.

ITEM 2(d): TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $0.40 per share ("Common Stock")

ITEM 2(e): CUSIP NUMBER:

     004308102

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ]  Broker or dealer registered under Section 15 of the Act,
     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,
     (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e)  [ ]  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
     (f)  [ ]  Employee Benefit Plan or Endowment Fund in accordance with 13d-1
               (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4: OWNERSHIP:

     As of the date of the event which requires the filing of this statement:

     A.   BOP.

     (a) Amount beneficially owned: BOP no longer has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of any shares of Common Stock.

     (b) Percent of class: zero. The percentages used herein and in the rest of this Schedule 13G are calculated based upon 14,201,486 shares of Common Stock issued and outstanding as of November 11, 2003, as reflected in the Company's Form 10-Q for the period ended September 30, 2003.

     (c)  Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: -0-
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: -0-

     B.   Investment Manager.

     (a) Amount beneficially owned: The Investment Manager is deemed to have Beneficial Ownership of 1,900,000 shares of Common Stock by virtue of its position as investment manager of the Other Funds. The Investment Manager shares voting and dispositive power over its holdings of Common Stock with Mr. Eisen.

     (b)  Percent of class: 13.4%.

     (c)  Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 1,900,000
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 1,900,000

     C.   Mr. Eisen.

     (a) Amount beneficially owned: Mr. Eisen is deemed to have Beneficial Ownership of 1,900,000 shares of Common Stock by virtue of his position as the managing member of the Investment Manager. Mr. Eisen shares voting and dispositive power over his holdings of Common Stock with the Investment Manager.

     (b)  Percent of class: 13.4%.

     (c)  Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 1,900,000
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 1,900,000

ITEM 5: OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [X].

     As of the date hereof, BOP has ceased to be the beneficial owner of more than 5% of the Common Stock of the Company.

ITEM 6: OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

     Not Applicable.

Item 8: IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Not Applicable.

Item 9: NOTICE OF DISSOLUTION OF GROUP:

     Not Applicable.

Item 10: CERTIFICATION:

       By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2003


                                        BEDFORD OAK PARTNERS, L.P.

                                        By: BEDFORD OAK MANAGEMENT, LLC,
                                            its general partner

                                        By: /s/ Harvey P. Eisen
                                            ------------------------------------
                                            Harvey P. Eisen
                                            Chairman and Managing Member


                                        BEDFORD OAK ADVISORS, LLC

                                        By: /s/ Harvey P. Eisen
                                            ------------------------------------
                                            Harvey P. Eisen
                                            Chairman and Managing Member

                                        /s/ Harvey P. Eisen
                                        ----------------------------------------
                                        HARVEY P. EISEN